Simpson Thacher & Bartlett llp

2475 hanover street
palo alto, ca 94304

telephone: +1-650-251-5000
facsimile: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

March 10, 2021

Suying Li

Joel Parker

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Experience Investment Corp. - Registration Statement on Form S-4 (333-252529)

Ladies and Gentlemen:

On behalf of Experience Investment Corp. (the “Company”), and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed on January 29, 2021 and Amendment No. 1 to the Registration Statement filed on March 10, 2021 (“Amendment No. 1”), we are providing the following responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Staff’s comments in its letter, dated February 26, 2021, relating to the Registration Statement (the “comment letter”). The Company has filed Amendment No. 1 in response to the comment letter, and to otherwise update its disclosure.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

NEW YORK        BEIJING       HONG KONG       HOUSTON       LONDON       LOS ANGELES        SÃO PAULO       TOKYO        WASHINGTON, D.C .

Form S-4

Cover page

1.	Please revise the letter to stockholders of EIC to disclose the voting and economic interests under the no redemption and maximum redemption scenarios.

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the letter to stockholders of EIC.

Summary of the Material Terms of the Transaction, page 4

2.	Please disclose here, in the Question and Answer section, and on the prospectus cover page that because the market price of EIC common stock will fluctuate, Blade stockholders cannot be sure of the value of the shares of EIC common stock they will receive.

In response to the Staff’s comment, the Company has revised its disclosure on the prospectus cover page and pages 4 and 7.

Questions and Answers, page 7

3.	Please revise this section, where applicable, to disclose whether there is a termination fee payable by either party if it elects not to proceed with the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 128.

Summary, page 21

4.	Please revise this section to describe Blade’s “asset light” business model. In this regard, please clearly disclose, if true, that Blade does not own or operate its aircraft and, instead, relies exclusively on third party contractors to operate and maintain its aircraft. Your disclosure should address the strengths and vulnerabilities associated with this business model.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21-22.

Blade Stockholder Support Agreements, page 23

5.	Please confirm, if true, that support agreements entered into by Blade stockholders were entered into only by executive officers, directors, affiliates and holders of 5% or more of Blade voting equity securities, and that Blade is soliciting consents from shareholders who have not signed the agreement and would be ineligible to purchase in a private offering. Refer to Securities Act Sections Compliance and Disclosure Interpretation 239.13. In addition, revise to disclose the percentage of the outstanding shares entitled to vote that are held by directors and executive officers of Blade (and their affiliates). Refer to Item 3(h) of Form S-4. Lastly, revise throughout the registration statement, if true, to disclose that parties to the support agreements are required to submit consents approving the adoption of the merger agreement and related transactions even if such parties or the Blade board subsequently determine that the transactions are not advisable.

The Company confirms that the support agreements entered into by Blade stockholders were entered into only by executive officers, directors, affiliates and holders of 5% or more of Blade voting equity securities, and that Blade will be soliciting consents from shareholders who have not signed the support agreements and would be ineligible to purchase in a private offering after the Registration Statement is declared effective by the Securities and Exchange Commission.

In response to the Staff’s comment, the Company has revised its disclosure on the prospectus cover page, the letter to EIC stockholders and pages 19, 23, 87, 109 and 130.

Interests of Certain Persons in the Business Combination, page 28

6.	We note your disclosure that Steele ExpCo has committed to purchase 2,005,000 shares of EIC Class A common stock at a price per share of $10.00 as part of the PIPE investment. Please quantify here and where similar disclosure appears at page 102, the current market value of the shares that Steele ExpCo will receive in exchange for its $20,050,000 PIPE investment.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 24, 29, 108, 130 and 243.

7.	Please revise to (i) clarify, if true, that there is no cap/ceiling on the reimbursement of out-of-pocket expenses to EIC’s officers, directors, and affiliates, (ii) quantify such amounts,(iii) quantify the compensation received by “certain of EIC’s officers and directors” that are employed by KSL’s affiliate, (iv) quantify the economic interests of such persons in the Sponsor, and (v) quantify the economic interests that “certain of EIC’s directors” hold in the Sponsor that are subject to forfeiture if they cease serving as directors before the merger.

In response to the Staff’s comment, the Company has revised its disclosure on pages 29, 107-108 and 242-243.

Risks related to the Business Combination, page 33

8.	Please expand the fourth paragraph under this heading to more fully describe the actions that may be taken by existing EIC stockholders that may have a depressive effect on EIC's securities. Specifically, explain here, if true, that buying stock in order to increase the likelihood of shareholder approval is a viable strategy for EIC stockholders and one which would potentially depress share prices.

In response to the Staff’s comment, the Company has revised its disclosure on page 34.

Background of the Transactions, page 88

9.	We note your disclosure in the first paragraph of this section that you evaluated 40 potential targets and your related discussion of other alternatives at page 95. However your disclosure in this section appears to focus almost exclusively on the Blade transaction. Please expand your discussion in this section to describe the process utilized to evaluate 40 potential targets. Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received. Your disclosure should clearly state why you deem the business combination with Blade to be superior to available alternatives.

In response to the Staff’s comment, the Company has revised the disclosure on page 91.

10.	Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement with Blade and the other agreements related to the business combination. For example, given the specificity of the non-binding letter of intent sent on October 2, 2020, please describe the substance of the parties' multiple conversations and discussions prior to that date. To the extent that basic terms and structure were negotiated at this preliminary stage, please describe those negotiations. In addition, provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 92-96.

11.	We note your reference to the financial models prepared on or about September 25, 2020 and October 23, 2020. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

We respectfully acknowledge the Staff’s comment. We respectfully note for the Staff’s benefit that the financial models that were prepared and referenced in the Registration Statement were received from Blade and not an outside party and therefore Items 4(b) and 21(c) do not apply. We have revised the disclosure on page 92 to clarify this fact.

12.	We note the negotiations which occurred from October 7, 2020 through execution of the agreement on December 14, 2020. Revise your description of this iterative process to discuss in greater detail the substance of meetings and calls, including the terms that were discussed, how parties' positions differed, and how issues were resolved. In this regard, it is insufficient to state that discussions took place or to list (without further discussion) key topics or questions raised. Your revised disclosure should ensure that investors are able to understand how the terms of the deal evolved during negotiations and why each board found the final terms of the deal to be fair to stockholders. To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.

In response to the Staff’s comment, the Company has revised the disclosure on pages 92-96.

EIC’s Board of Directors’ Reasons for Approval of the Transactions, page 94

13.	Please describe the extent, if any, to which your assessment of the attractiveness of this transaction involved a comparison of Blade or the post-combination company against peer group valuations. If so, please revise this section to describe your comparables.

In response to the Staff’s comment, the Company has revised the disclosure on pages 104-106.

Development, approval and acceptance of EVA, page 188

14.	We note that there are no EVA currently certified by the FAA. Please revise here and in the Summary to state whether EVA have ever been approved or denied certification by the FAA. Also, please provide a discussion of the expected timetable for approval of the aircraft, including a discussion of the necessary steps for approval. If you are unable to provide a specific timetable, please revise to clarify whether approval is expected within the next year. In addition, please address how your business will be affected if EVA are unable to secure approval from the FAA and other relevant governmental authorities.

In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 197. Additional disclosure about the governmental approvals required for EVA is provided in the Risk Factors section under the heading: “The EVA industry may not continue to develop, EVA may not be adopted by the market or our third-party aircraft operators, EVA may not be certified by transportation authorities or EVA may not deliver the expected reduction in operating costs, any of which could adversely affect our prospects, business, financial condition and results of operations.”

Well-known and Respected Brand, page 197

15.	We note references here and elsewhere in the filing to your flier acquisition campaigns and leveraging your brand to acquire fliers. Please revise to clarify what these campaigns involve, how much they typically cost, and how you measure their success. Further please discuss how you have been able to avoid product placement costs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 209-210.

Beneficial Ownership Table, page 225

16.	Please revise to disclose the natural person(s) with voting and dispositive control over the shares held by the entities identified in your table.

In response to the Staff’s comment, the Company has revised the disclosure on page 239-240.

Blade Urban Air Mobility, Inc., Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-43

17.	Please expand your disclosure to describe your revenue recognition accounting policy for the gift card credit, monthly commuter pass charge, and annual airport pass charge in accordance with ASC 606.

In response to the Staff’s comment, Blade has revised its revenue recognition accounting policy on page F-29-F-30 to describe that Blade’s unearned revenue from gift card purchases is recognized as revenue when a flight is flown or upon the expiration of the gift card and that unearned revenue from Blade’s monthly commuter pass and annual airport pass is recognized ratably over the term of the pass.

18.	Please tell us how you determined that it was appropriate to combine your MediMobility organ transplant and jet revenues in your disaggregated revenue disclosure. Refer to ASC 606-10-50-5 and 606-10-55-89 through 55-91.

The objective of Blade’s disaggregated revenue disclosure is to provide the most useful information to users of its financial statements based on categories that are meaningful to Blade while at the same time depicting the nature, amount, timing, and uncertainty of revenues and cash flows as affected by economic factors in accordance with the requirements of ASC 606-10-55-89. Achieving this objective requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.

With respect to the guidance in ASC 606, Blade believes providing disaggregated revenue by product line is the most meaningful representation of how Blade manages its business and has determined it is appropriate to combine MediMobility organ transplant and jet revenues based on the analysis below:

Nature and Amount

MediMobility organ transplant and jet revenues are generated through charter sales and are predominantly serviced using jet aircraft, whereby the entire aircraft is chartered by the customer. There are no predetermined routes or published rates for MediMobility organ transplant and jet services. Rather, services are bespoke, and pricing is variable based on the individual requirements of the charter, including the customer’s departure and destination locations, size of jet aircraft, repositioning requirements for hospitals, time of day and year, weather, etc. Due to the customization of MediMobility organ transplant and jet services and because aircraft availability must be confirmed before each charter can be booked, flights are sold over the phone instead of through the Blade mobile app. MediMobility organ transplant and jet services customers typically pay via wire transfer due to the prices of these services, and Blade’s purchase packs, gift cards, and seasonal passes generally do not apply to MediMobility organ transplant and jet services. Finally, both MediMobility organ transplant and jet services flights are generally long-distance, typically with segments greater than 150 miles.

Timing

For both MediMobility organ transplant and jet revenues, Blade’s primary performance obligation is to provide flight services. Blade recognizes revenue as travel occurs, and thus, timing is the same for both MediMobility organ transplant and jet revenues

Uncertainty

Uncertainty of revenue is not a distinguishing factor for either MediMobility organ transplant or jet revenues. While the customer base is different, they are similar in both the unpredictability of the demand for the service and desired route. When a service is scheduled, it is primarily for the entire aircraft and the route is typically long-distance.

Disclosures outside the financial statements

Within Blade’s Management’s Discussion and Analysis, Blade discusses the key business metric, seats flown – all flights, which includes seats occupied on all flights, whether sold by-the-seat or within a charter arrangement. In the Results of Operations section, Blade provides a discussion of disaggregated revenue by product lines to help describe the drivers of total revenue. The product lines in results of operations are presented as (1) Short distance flight services and (2) MediMobility organ transport and jet. Blade does not report amounts at a level disaggregated below product lines nor in any other method of disaggregation.

Information regularly reviewed by the Chief Operating Decision Maker (“CODM”)

Blade’s CODM is primarily focused on operating metrics, such as seats flown – all flights, consolidated financial performance measures, and disaggregated revenue measures by product lines presented as (1) Short distance flight services and (2) MediMobility organ transport and jet, as compared to forecast and prior year results.

Other information used to evaluate performance or resource allocation

Blade noted no other information, aside from the information discussed above, used to evaluate performance or resource allocation.

In determining Blade’s disclosure of revenue, including the combination of MediMobility organ transplant and jet services, Blade also considered ASC 606-10-55-91 and evaluated each potential category by which Blade could disaggregate revenue. When evaluating the potential categories into which to disaggregate revenue, the type of service, type of contract, timing of transfer of services, sales channels, and contract duration, indicated that MediMobility organ transplant and jet services should be combined, and the other categories do not have meaningful distinction within the structure of Blade’s business and revenue generation.

As such, Blade has concluded that the combination of MediMobility organ transplant and jet revenues in its disaggregated revenue disclosure is most appropriate to comply with ASC 606.

Note 9 - Stock-Based Compensation

Award Modification, page F-55

19.	We note that in July 2020 certain stock options were modified to adjust the exercise price down to $0.13. Please disclose the amount of stock options that were modified. In addition, please provide us with a recent fair value of your common stock and explain the reasons for any differences between the recent valuation and your July 2020 valuation.

The Company respectfully acknowledges the Staff’s comment. The Company has revised its disclosure to identify the number of stock options modified. On July 28, 2020, Blade’s board of directors approved the issuance of 2,200,532 new options with an exercise price of $0.13 per share and the modification of 11,564,833 stock options to adjust the exercise price down to $0.13. Blade’s board of directors approved the option grant to incentivize Blade’s remaining employees to continue working for Blade despite what appeared at the time to be significant risk to the business model brought on by the COVID-19 pandemic and dramatic declines in travel.

Blade estimates the fair value of stock options using the Black Scholes option-pricing model with the following assumptions: fair value of Blade’s common stock, expected volatility, dividend rate, risk free interest rate and the expected life. Blade utilized a third party to determine the fair value of Blade’s common stock. The third-party valuation report prepared in connection with the July 2020 option grant and modification concluded that the fair value of Blade’s common stock was $0.13 per share. The valuation of the underlying common stock utilized a market approach of guideline comparable companies and transactions taking into account a discount for lack of marketability. This valuation report, dated May 13, 2020, identified a number of factors that depressed the valuation of the Blade’s common stock, including:

•	Blade’s projections for significant revenue declines in 2020, based on recent economic and COVID-19 related events and informed by recent weeks where passenger and flight volumes had declined 90%;

•	Significant declines in the travel industry broadly, including substantial reductions in commercial flights, fueled in part by government travel restrictions which continued to proliferate;

•	Weakness in the economy generally, with March 2020 representing the worst month for the U.S. stock markets in the last decade;

•	The lack of marketability of Blade’s common stock; and

•	The fact that Blade’s preferred stock investors would benefit from a liquidation preference such that, to the extent Blade was sold for $51 million or less, Blade’s common stock would be worthless.

Blade obtained the third-party valuation report as part of its annual stock option grant approval process, which included collecting option allocations and dialog between management and the board of directors, followed by board approval of the option grants and the modification in July. No other valuation reports were obtained subsequent to the valuation report dated May 13, 2020. Additionally, there were no shared transactions with third parties during this period. However, on October 2, 2020, Blade received a draft non-binding term sheet from the Company and estimated the value of its common stock to be $7.28 per share, which represents the per share consideration implied by the equity value in such term sheet.  This equity value was not derived using a formal determination of fair value but was determined through discussions among the Company’s sponsor, the Blade board of directors and Blade’s senior management, and each of Blade’s and the Company’s financial advisors. Among the factors that were considered in estimating the $7.28 per share value were the following:

•	Blade’s improving financial position and projections prepared for purposes of discussions with public market investors;

•	Blade experienced significant growth in Medimobility organ transport and jet revenues over the intervening period since the previous valuation was performed;

•	Significant market opportunity in the urban air mobility industry broadly and Blade’s ability, particularly with the capital that would be raised in the Business Combination, to pursue aggressive market expansion;

•	The broader airline industry has experienced similar declines as a result of COVID-19 followed by a substantial rebound. For example, throughout 2020 and into 2021, the S&P 500 Airline Industry Index declined from a high of 344.11 in Q1 2020 to a low of 114.15 in Q2 2020, eventually rebounding to 286.12 in Q1 2021;

•	A near term liquidity event in which all equity interest would convert into publicly traded common stock was not known at the time of Blade’s most recent common stock valuation. Such a liquidity event removes the impact of liquidation preferences given the conversion of all stock into economically equivalent common stock;

•	An analysis of the typical valuation ranges seen in recent business combinations with SPACs for similar stage companies;

•	General conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of early stage companies; and

•	Recent trading performance of business combinations with SPACs for companies of a similar size.

While the indicative value of common stock based on the term sheet is $7.28, we believe there is execution risk as to the close of the transaction such that the fair value of the common stock may be less. However, Blade believes the primary factors that explain the difference between the equity value implied by the Business Combination and the fair value of Blade’s common stock used for purposes of measuring the fair value of equity awards prior to October 2, 2020 are:

•	Conversion of Preferred Stock. The Business Combination assumes the conversion of all of Blade’s convertible preferred stock into common stock upon the completion of the Transaction. The corresponding elimination of the rights and preferences of the convertible preferred stock results in a higher valuation for Blade’s common stock.

•	Improving Financial Performance. Blade’s revenues began to recover slightly in September 2020, achieving 68% of 2019 levels. Between the time Blade received the non-binding term sheet on October 2, 2020 and the time the definitive merger agreement was signed on December 15, 2020, Blade’s financial results continued to improve, with revenues at approximately 150% of 2019 levels in October, November and December, further supporting the proposed valuation for Blade.

•	Market Dynamics. The valuation considerations for estimating Blade’s equity value in the Business Combination were informed by conditions in the U.S. equity markets at that time, including the generally positive recent stock performance of SPACs following their announcements of business combinations with high-growth, early stage companies. In particular, in recent months, there had been a number of high-profile business combinations, including companies that, similar to Blade, are focused on mobility or electrification of transportation. Until recently, it was unusual for companies of Blade’s size to pursue a public listing.

•	Liquidity. The equity value for Blade’s common stock implied by the Business Combination represents a future price for shares of the Company’s common stock that will be immediately freely tradable in a public market, whereas the estimated fair value of Blade’s common stock utilized for Blade’s equity awards prior to October 2, 2020 considers a liquidity discount for the lack of marketability.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

cc:	Charlie Martin, Chief Financial Officer Experience Investment Corp. Karen Garnett Proskauer Rose LLP